Little Squiggle, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
CHECKING ACCT (9600)	180,248.97
Total Bank Accounts	**180,248.97**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**0.00**
Total Current Assets	**180,248.97**
Other Assets	
Promissory Note Receivable - Shareholder	0.00
Total Other Assets	**0.00**
TOTAL ASSETS	**$180,248.97**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX CREDIT CARD	-44.52
CHASE CREDIT CARD (9084)	3,185.20
Total Credit Cards	**3,140.68**
Total Current Liabilities	**3,140.68**
Total Liabilities	**3,140.68**
Equity	
Additional Paid-In Capital	21,849.80
Common stock	36,000.00
Retained Earnings	-52,901.55
SAFE Deposits - Wefunder	224,000.00
Net Income	-51,839.96
Total Equity	**177,108.29**
TOTAL LIABILITIES AND EQUITY	**$180,248.97**

Profit and Loss

January - December 2025

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
6000 Research and Development	
Compliance and Safety	548.61
Market Validation and Testing	527.68
Product Design and Prototyping	7,325.15
Total 6000 Research and Development	**8,401.44**
7000 Sales and Marketing	
Advertising and Media	320.28
Brand & Creative	228.42
Contract labor	8,904.99
Events & Promotions	1,932.03
Total 7000 Sales and Marketing	**11,385.72**
8000 General & Administrative	
General business expenses	200.00
Bank fees & service charges	33.08
Conference & Application Fees	906.20
Memberships	10.00
Total General business expenses	**1,149.28**
Insurance	170.68
Legal & accounting services	
Accounting fees	375.00
Bookkeeping Services	400.00
Legal Fees	10,477.00
Total Legal & accounting services	**11,252.00**
Meals & Entertainment	
Meals with clients	316.08
Meals with Contractors	39.59
Travel meals	232.50
Total Meals & Entertainment	**588.17**
Office supplies	154.86
Professional Fees	8,556.00
Admin Support	4,792.50
Total Professional Fees	**13,348.50**
Rent	
Coworking Space	900.00
Total Rent	**900.00**
Software & Subscriptions	2,253.90
Taxes paid	400.00

	Total
Travel	20.70
Airfare	878.65
Hotels	1,184.88
Taxis or shared rides	86.60
Total Travel	**2,170.83**
Total 8000 General & Administrative	**32,388.22**
Total Expenses	**52,175.38**
NET OPERATING INCOME	-52,175.38
OTHER INCOME	
Cash Back Rewards	335.42
Total Other Income	**335.42**
NET OTHER INCOME	335.42
NET INCOME	$ -51,839.96

Statement of Cash Flows

January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-51,839.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AMEX CREDIT CARD	-14,967.14
CHASE CREDIT CARD (9084)	2,902.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-12,064.88**
Net cash provided by operating activities	**-63,904.84**
FINANCING ACTIVITIES	
Additional Paid-In Capital	20,040.00
SAFE Deposits - Wefunder	224,000.00
Net cash provided by financing activities	**244,040.00**
NET CASH INCREASE FOR PERIOD	**180,135.16**
Cash at beginning of period	113.81
CASH AT END OF PERIOD	**$180,248.97**

Little Squiggle, Inc.
Statement of Changes in Equity

Accounts	2025
Opening balance of stockholders' equity	(15,091.75)
Net loss	(51,839.96)
Additional paid-in capital (APIC)	20,040.00
SAFE deposits (Wefunder)	224,000.00
Closing balance of stockholders' equity	**177,108.29**

Little Squiggle, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Little Squiggle, Inc. (the "Company") is a corporation organized on March 8, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.